# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WESTERN ASSET GLOBAL CORPORATE OPPORTUNITY FUND INC., CIK 0001472341
CUSIP: 95790C107
Title of class of securities: Common
Address of issuer's principal executive offices: 620 EIGHTH AVENUE, 47TH FLOOR, NEW YORK, New York (NY), 10018
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001677044

## Reporting persons
- OSAIC HOLDINGS, INC.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Arizona (AZ); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 184,995; aggregate amount beneficially owned 184,995 (2.5% of the class)

## Item 1. Issuer
Name of issuer: WESTERN ASSET GLOBAL CORPORATE OPPORTUNITY FUND INC.
Address of issuer's principal executive offices: 620 EIGHTH AVENUE, 47TH FLOOR, NEW YORK, NEW YORK, 10018

## Item 2. Person Filing
Name of person filing: Shawn Mihal
Address of principal business office or, if none, residence:
18700 N. Hayden Rd. Suite 255
Scottsdale, AZ 85255
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 184995.00
Percent of class: 2.5
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 184995.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Osaic Wealth, Inc. is an affiliate of the parent holding company Osaic Holdings, Inc.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- OSAIC HOLDINGS, INC.: Shawn Mihal, SVP, Chief Compliance Officer - IA (08/14/2026)